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                           UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549

                             FORM 12b-25

                   NOTIFICATION OF LATE FILING

                                                    SEC FILE NUMBER:
                                                         0-9023

                        (Check One):

(X) Form 10-K and Form 10-KSB  ( ) Form 20-F   ( ) Form 11-K
( ) Form 10-Q                  ( ) Form N-SAR

                 For Period Ended: December 31, 2000
                                  ---------------------
                 [ ] Transition Report on Form 10-K
                 [ ] Transition Report on Form 20-F
                 [ ] Transition Report on Form 11-K
                 [ ] Transition Report on Form 10-Q
                 [ ] Transition Report on Form N-SAR
                 For the Transition Period Ended:

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Read Instruction (on back page) Before Preparing Form. Please Print or Type.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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   If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - Registrant Information

                              COMDIAL CORPORATION
                              -------------------
                             Full Name of Registrant

                                      N/A
                                   ----------
                           Former Name if Applicable

                                106 Catteman Road
                                ------------------
           Address of Principal Executive Office (Street and Number)

                            Sarasota, Florida 34232
                            ------------------------
                            City, State and Zip Code

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PART II- Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

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     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]  (b) The subject annual report, semi-annual report, transition report on
         Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date;
         or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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PART III - Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     The Company, in consultation with its independent auditors, Deloitte & Touche LLP, has been assessing the proper treatment of certain items in the Company's financial statements. Treatment of the Company's 1992 Stock Option Plan is expected to result in restatement of the financial statements for the years ended December 31, 1999, 1998, and previous quarters for fiscal 2000 and 1999. The cumulative effect of the restatement is a reduction to 1998 beginning retained earnings of approximately $3 million, and reductions in net income of approximately $0.1 million and $0.5 million for fiscal years ended December 31, 1998 and 1999, respectively. Delay in the ability to file the 10-K is in part due to the examination by the Company of its liquidity and the status of the Company's efforts to restructure certain aspects of its loan agreement so that the Company would be in compliance with its loan covenants. Final resolution on how these items should be handled is ongoing, leaving insufficient time for normal review procedures and final drafting to be completed. The items involved impact both the financial statements and narrative portions of the Form 10-K.

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PART IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

   Paul K. Suijk                     (941)                 922-3800
-------------------------    -------------------    ---------------------
      (Name)                      (Area Code)         (Telephone Number)


(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                       [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                      [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          The Company anticipates reporting a net loss of approximately $70.0 million for the year ended December 31, 2000, compared to restated net income of $7.3 million, reported for the same period in 1999. It is anticipated that approximately $29 million of the net loss reported will result from the recognition of a full valuation allowance against deferred tax assets.


                               COMDIAL CORPORATION
                  ---------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf of the undersigned thereunto duly authorized.

Date: April 3, 2001             By:   /s/ Paul K. Suijk
     --------------                 --------------------
                                     Paul K. Suijk, Chief Financial Officer
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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This Form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this Form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notification must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.